UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

FIAT S.p.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

THE REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cristina De Berardinis
Chief Executive Officer
Fiat Finance North America, Inc.
375 Park Avenue
New York, New York 10152
(212) 207-0920

(Address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael S. Immordino, Esq.	Michael J. Volkovitsch
Latham & Watkins	Cleary Gottlieb Steen & Hamilton LLP
99 Bishopsgate	Via San Paolo 7
London, England EC2M 3XF	20121 Milan

It is proposed that this filing become effective under Rule 466
(check appropriate box)

☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares. Check the following box. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of Fiat S.p.A.	150,000,000	$0.05	$7,500,000	$802.50

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Preference Share of Fiat S.p.A.	50,000,000	$0.05	$2,500,000	$267.50

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Savings Share of Fiat S.p.A.	50,000,000	$0.05	$2,500,000	$267.50

*            Each unit represents one American Depositary Share.

**     Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any of counterparts, each of which shall be deemed an original, and all of such counterparts together constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Ordinary Share Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement and incorporated herein by reference.

The Preference Share Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

The Savings Share Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1. Name of depositary and address of its principal		Face of Receipt, Paragraph (9)
executive office

2. Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

(i)	The amount of deposited securities	Face of Receipt, Upper right corner
represented by one American Depositary
Share

(ii)	The procedure for voting, if any, the	Paragraph (12)
deposited securities

(iii)	The collection and distribution of dividends	Paragraph (10)

(iv)	The transmission of notices, reports and	Paragraph (8)
proxy soliciting material

(v)	The sale or exercise of rights	Paragraphs (2), (3) and (4)

(vi)	The deposit or sale of securities resulting	Paragraph (13)
from dividends, splits or plans of
reorganization

(vii)	Amendment, extension or termination of the	Paragraph (16)
deposit arrangements

(viii)	Rights of holders of Receipts to inspect the	Paragraph (8)
transfer books of the depositary and list of
holders of Receipts

(ix)	Restrictions upon the right to deposit or	Paragraph (4)
withdraw the underlying securities

(x)	Limitation upon the liability of the depositary	Paragraph (14)

3. Fees and charges which may be imposed directly or		Paragraph (7)
indirectly against holders of Receipts

Item 2. AVAILABLE INFORMATION

Fiat S.p.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)                   Amended and Restated Deposit Agreement, dated as of December 19, 2006, and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). Filed herewith as Exhibit (a)(1)(the “Ordinary Share Deposit Agreement”).

(a)(2)                   Amended and Restated Deposit Agreement, dated as of December 19, 2006, and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). Filed herewith as Exhibit (a)(2)(the “Preference Share Deposit Agreement”).

(a)(3)                   Amended and Restated Deposit Agreement, dated as of December 19, 2006, and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). Filed herewith as Exhibit (a)(3)(the “Savings Share Deposit Agreement”).

(b)                                Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -Not Applicable.

(c)                                 Every material contract relating to the deposited securities the Depositary and the Company in effect at any time within the last three years. Not Applicable.

(d)                                Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)                                Certification under Rule 466. Not Applicable.

(f)                                    Powers of Attorney for certain officers and directors and the authorized representative of the Company.  Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)                                  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)                                 If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Owners and holders time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on December 19, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Tom Murphy
Name: Tom Murphy
Title: Vice President

By:	/s/ Clare Benson
Name: Clare Benson
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, FIAT S.p.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 19, 2006.

FIAT S.p.A.

By:	/s/ Cristina De Berardinis
Name: Cristina De Berardinis
Title: Authorized Representative

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Cristina De Berardinis to act as his or her lawful attorney-in-fact and agent, with full and several power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of her substitute or substitutes, may lawfully do or cause to he done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 19, 2006.

Name	Title

/s/ Luca Cordero Di Montezemolo
Luca Cordero Di Montezemolo	Chairman of the Board of Directors

/s/ John Elkann
John Elkann	Vice Chairman of the Board of Directors

/s/ Sergio Marchionne
Sergio Marchionne	Chief Executive Officer

/s/ Maurizio Francescatti
Maurizio Francescatti	Group Treasurer
(principal financial officer)

/s/ Alessandro Baldi
Alessandro Baldi	Group Controller
(principal financial officer)

/s/ Andrea Agnelli
Andrea Agnelli	Director

/s/ Roland Berger
Roland Berger	Director

/s/ Tiberto Brandolini d’Adda
Tiberto Brandolini d’Adda	Director

/s/ Luca Garavogla
Luca Garavogla	Director

/s/ Gian Maria Gros-Pietro
Gian Maria Gros-Pietro	Director

Hermann-Josef Lamberti	Director

/s/ Virgilio Marrone
Virgilio Marrone	Director

Vittorio Mincato	Director

/s/ Pasquale Pistorio
Pasquale Pistorio	Director

/s/ Carlo Sant’Albano
Carlo Sant’Albano	Director

/s/ Ratan Tata
Ratan Tata	Director

/s/ Mario Zibetti
Mario Zibetti		Director

Fiat Finance North America, Inc.		Authorized Representative in the United
States
By:	/s/ Cristina De Berardinis
Name:	Cristina De Berardinis
Title: Chief Executive Officer

INDEX TO EXHIBITS

(a)(1)	the Ordinary Share Deposit Agreement.

(a)(2)	the Preference Share Deposit Agreement.

(a)(3)	the Savings Share Deposit Agreement.

(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.